February 20, 2026

Phillip B. Berry
Chief Financial Officer
Enovis Corporation
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808

        Re: Enovis Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2024
            Form 10-Q for the Fiscal Quarter Ended October 3, 2025 File No. 001-34045
Dear Phillip B. Berry:

       We have reviewed you January 30, 2026 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 22, 2025 letter.

Form 10-Q for the Fiscal Quarter Ended October 3, 2025
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures, page 31

1. We have reviewed your response to comment 2 and we believe that the non-GAAP adjustment for the purchase of royalty interest is inconsistent with Question 100.01 of the
        Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please remove this non-GAAP adjustment from your presentation of
Adjusted EBITDA
        and Adjusted Net Income in future filings, including the presentation in the press release on Form 8-K.
 February 20, 2026
Page 2
2. We have reviewed your response to comment 3 and we believe that the non-GAAP adjustment for Inventory step-up in connection with acquired businesses is inconsistent with Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP
       Financial Measures. Please remove this non-GAAP adjustment from your presentation of Adjusted EBITDA and Adjusted Net Income in future filings, including the presentation in the press release on Form 8-K.
3. We note your response to prior comment 4. To the extent that the non-GAAP adjustments for strategic transaction costs continue to be material to the non-GAAP measures, in future filings please include more detailed quantitative and qualitative information about the nature of the adjustments, similar to your response.
Form 10-K for the Fiscal Year Ended December 31, 2025
Consolidated Financial Statements
Note 19. Segment Information, page 106

4. We note your response to comment 1 and reissue in part. Please disclose how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources in future filings. Refer to ASC 280-10-50-29(f)
       and the example in ASC 280-10-55-47(bb).

       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services